Exhibit 99.2

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2019 Financial Results

NANJING, China, April 9, 2020 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “The outbreak and spread of the COVID-19 has brought an unprecedented challenge to the travel industry and the business operation of Tuniu. Although we expect short-term turbulence within the industry, we remain confident that the economy and travel industry of China will be able to gradually recover as the COVID-19 has been largely contained within China. Since the initial outbreak in January 2020, we have been helping customers refund or alter trips that were impacted by the COVID-19. On the business operation side, we are focusing on developing high-quality products and services for our customers in anticipation of an increase in demand for domestic travel. We believe Tuniu will be well-positioned to better capture market opportunities when the travel industry begins to recover.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “Since the fourth quarter of 2019, we have been making various adjustments to our business operation and corporate structure. After the outbreak of the COVID-19, we have implemented a number of cost-saving adjustments that will manifest starting from the second half of 2020. Due to the COVID-19 outbreak in early 2020, the Chinese government has announced bans prohibiting the sale of packaged tour products. As China’s leading online leisure travel company, we have a high social responsibility and will continue prioritizing the safety of our customers.”

Fourth Quarter 2019 Results

Net revenues were RMB451.3 million (US$64.8 million1) in the fourth quarter of 2019, representing a year-over-year decrease of 4.2% from the corresponding period in 2018.

•	Revenues from packaged tours were RMB344.3 million (US$49.5 million) in the fourth quarter of 2019, representing a year-over-year decrease of 3.7% from the corresponding period in 2018. The decrease was primarily due to the decline in demand for travel to certain destinations.

•	Other revenues were RMB107.0 million (US$15.4 million) in the fourth quarter of 2019, representing a year-over-year decrease of 5.9% from the corresponding period in 2018. The decrease was primarily due to the decline in revenues generated from financial services.

Cost of revenues was RMB234.6 million (US$33.7 million) in the fourth quarter of 2019, representing a year-over-year increase of 16.7% from the corresponding period in 2018. As a percentage of net revenues, cost of revenues was 52.0% in the fourth quarter of 2019 compared to 42.7% in the corresponding period in 2018.

______________________

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.9618 on December 31, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Gross profit was RMB216.7 million (US$31.1 million) in the fourth quarter of 2019, representing a year-over-year decrease of 19.8% from the corresponding period in 2018.

Operating expenses were RMB650.9 million (US$93.5 million) in the fourth quarter of 2019, representing a year-over-year increase of 74.3% from the corresponding period in 2018. Share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, which were allocated to operating expenses, were RMB74.8 million (US$10.7 million) in the fourth quarter of 2019. Non-GAAP2 operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, were RMB576.1 million (US$82.8 million) in the fourth quarter of 2019, representing a year-over-year increase of 76.5%.

•	Research and product development expenses were RMB79.0 million (US$11.4 million) in the fourth quarter of 2019, representing a year-over-year increase of 4.2%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.6 million (US$0.2 million), were RMB77.4 million (US$11.1 million) in the fourth quarter of 2019, representing a year-over-year increase of 5.9% from the corresponding period in 2018. The increase was primarily due to the increase in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB239.9 million (US$34.5 million) in the fourth quarter of 2019, representing a year-over-year increase of 14.7%. The increase was primarily due to the increase in impairment of acquired intangible assets. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets of RMB66.9 million (US$9.6 million), were RMB173.0 million (US$24.8 million) in the fourth quarter of 2019, representing a year-over-year decrease of 0.9% from the corresponding period in 2018.

•	General and administrative expenses were RMB341.5 million (US$49.1 million) in the fourth quarter of 2019, representing a year-over-year increase of 183.4%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB6.2 million (US$0.9 million), were RMB335.3 million (US$48.2 million) in the fourth quarter of 2019, representing a year-over-year increase of 202.5% from the corresponding period in 2018. The increase was primarily due to the increase in some one-time impairment charges and general and administrative personnel related expenses.

______________________

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Loss from operations was RMB434.2 million (US$62.4 million) in the fourth quarter of 2019, compared to a loss from operations of RMB103.1 million in the fourth quarter of 2018. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB359.2 million (US$51.6 million) in the fourth quarter of 2019.

Net loss was RMB401.4 million (US$57.7 million) in the fourth quarter of 2019, compared to a net loss of RMB72.9 million in the fourth quarter of 2018. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB326.4 million (US$46.9 million) in the fourth quarter of 2019.

Net loss attributable to ordinary shareholders was RMB367.1 million (US$52.7 million) in the fourth quarter of 2019, compared to a net loss attributable to ordinary shareholders of RMB64.7 million in the fourth quarter of 2018. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB292.1 million (US$42.0 million) in the fourth quarter of 2019.

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.9 billion (US$276.9 million).

Fiscal Year 2019 Results

Net revenues were RMB2.3 billion (US$327.6 million) in 2019, representing a year-over-year increase of 1.8% from 2018.

•	Revenues from packaged tours were RMB1.9 billion (US$271.0 million) in 2019, representing a year-over-year increase of 3.1% from 2018. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB394.2 million (US$56.6 million) in 2019, representing a year-over-year decrease of 3.7% from 2018. The decrease was primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of revenues was RMB1.2 billion (US$172.4 million) in 2019, representing a year-over-year increase of 12.7% from 2018. As a percentage of net revenues, cost of revenues was 52.6% in 2019 compared to 47.5% in 2018.

Gross profit was RMB1.1 billion (US$155.3 million) in 2019, representing a year-over-year decrease of 8.0% from 2018.

Operating expenses were RMB2.0 billion (US$280.4 million) in 2019, representing a year-over-year increase of 28.1% from 2018. Share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, which were allocated to operating expenses, were RMB232.8 million (US$33.4 million) in 2019. Non-GAAP operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, were RMB1.7 billion (US$246.9 million) in 2019, representing a year-over-year increase of 30.7%.

•	Research and product development expenses were RMB303.6 million (US$43.6 million) in 2019, representing a year-over-year decrease of 3.7%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB14.4 million (US$2.1 million), were RMB289.2 million (US$41.5 million) in 2019, representing a year-over-year decrease of 5.0% from 2018. The decrease was primarily due to the increase in efficiency resulting from the increased level of automation applied in research and product development activities, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB923.3 million (US$132.6 million) in 2019, representing a year-over-year increase of 18.7%. The increase was primarily due to the increase in sales and marketing personnel and offline retail stores related expenses, as well as the impairment of acquired intangible assets. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets of RMB173.2 million (US$24.9 million), were RMB750.1 million (US$107.7 million) in 2019, representing a year-over-year increase of 17.2% from 2018. The increase was primarily due to the increase in sales and marketing personnel and offline retail stores related expenses.

•	General and administrative expenses were RMB749.4 million (US$107.6 million) in 2019, representing a year-over-year increase of 53.8%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB45.2 million (US$6.5 million), were RMB704.2 million (US$101.2 million) in 2019, representing a year-over-year increase of 64.8% from 2018. The increase was primarily due to the increase in some one-time impairment charges and general and administrative personnel related expenses.

Loss from operations was RMB870.8 million (US$125.1 million) in 2019, compared to a loss from operations of RMB349.0 million in 2018. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB634.1 million (US$91.1 million) in 2019.

Net loss was RMB729.4 million (US$104.8 million) in 2019, compared to a net loss of RMB199.4 million in 2018. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB492.6 million (US$70.8 million) in 2019.

Net loss attributable to ordinary shareholders was RMB699.2 million (US$100.4 million) in 2019, compared to a net loss attributable to ordinary shareholders of RMB187.9 million in 2018. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB462.4 million (US$66.4 million) in 2019.

Business Outlook

Tuniu’s business has been significantly impacted by the outbreak and spread of COVID-19 since January 2020. The current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, and we anticipate this will have material adverse impact on our business, financial position, results of operations and cash flows in 2020. As a result, for the first quarter of 2020, the Company expects to generate RMB114.2 million to RMB159.9 million of net revenues, which represents 65% to 75% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on April 9, 2020, (8:00 pm, Beijing/Hong Kong Time, on April 9, 2020) to discuss the fourth quarter and fiscal year 2019 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

China:	4001-201203

International:	+1-412-902-4272

Conference ID: Tuniu 4Q 2019 Earnings Call

A telephone replay will be available one hour after the end of the conference through April 16, 2020. The dial-in details are as follows:

US:	+1-877-344-7529

International:	+1-412-317-0088

Replay Access Code: 10140657

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except per share information)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	560,356	295,463	42,441
Restricted cash	270,670	327,052	46,978
Short-term investments	859,211	1,305,386	187,507
Accounts receivable, net	347,547	529,983	76,127
Amounts due from related parties	696,520	65,108	9,352
Prepayments and other current assets	1,673,584	1,300,284	186,774
Total current assets	4,407,888	3,823,276	549,179

Non-current assets
Long-term investments	1,302,506	1,305,612	187,539
Property and equipment, net	187,360	223,340	32,081
Intangible assets, net	317,885	166,267	23,883
Land use right, net	100,836	98,774	14,188
Operating lease right-of-use assets, net*	-	105,839	15,203
Goodwill	159,409	232,007	33,325
Other non-current assets	81,039	83,923	12,055
Long-term amounts due from related parties	-	557,582	80,092
Total non-current assets	2,149,035	2,773,344	398,366
Total assets	6,556,923	6,596,620	947,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	49,312	203,845	29,281
Accounts and notes payable	1,305,610	1,311,963	188,452
Amounts due to related parties	77,159	29,755	4,274
Salary and welfare payable	104,480	112,511	16,162
Taxes payable	23,316	12,207	1,753
Advances from customers	1,058,946	1,113,879	159,999
Operating lease liabilities, current*	-	57,490	8,258
Accrued expenses and other current liabilities	483,832	907,119	130,299
Total current liabilities	3,102,655	3,748,769	538,478

Non-current liabilities
Operating lease liabilities, non-current*	-	54,718	7,860
Deferred tax liabilities	19,855	23,658	3,398
Long-term borrowings	4,492	9,689	1,392
Other non-current liabilities	16,069	10,947	1,572
Total non-current liabilities	40,416	99,012	14,222
Total liabilities	3,143,071	3,847,781	552,700

Mezzanine equity
Redeemable noncontrolling interests	69,319	37,200	5,343

Shareholders' equity
Ordinary shares	249	249	36
Less: Treasury stock	(304,535)	(310,942)	(44,664)
Additional paid-in capital	9,061,979	9,113,512	1,309,074
Accumulated other comprehensive income	284,079	293,784	42,199
Accumulated deficit	(5,691,409)	(6,385,974)	(917,288)
Total Tuniu's shareholders' equity	3,350,363	2,710,629	389,357
Noncontrolling interests	(5,830)	1,010	145
Total Shareholders' equity	3,344,533	2,711,639	389,502
Total liabilities and shareholders' equity	6,556,923	6,596,620	947,545

*On 1 January 2019, the Company adopted ASC 842, Leases and used the optional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$

Revenues
Packaged tours	357,619	747,122	344,325	49,459
Others	113,616	105,395	106,958	15,364
Net revenues	471,235	852,517	451,283	64,823
Cost of revenues	(201,018)	(472,040)	(234,623)	(33,701)
Gross profit	270,217	380,477	216,660	31,122

Operating expenses
Research and product development	(75,854)	(64,310)	(79,038)	(11,353)
Sales and marketing	(209,094)	(239,973)	(239,898)	(34,459)
General and administrative	(120,510)	(138,456)	(341,487)	(49,052)
Other operating income	32,130	5,406	9,545	1,371
Total operating expenses	(373,328)	(437,333)	(650,878)	(93,493)
Loss from operations	(103,111)	(56,856)	(434,218)	(62,371)
Other income/(expenses)
Interest and investment income	30,696	42,780	38,766	5,568
Interest expense	(6,158)	(8,900)	(11,372)	(1,633)
Foreign exchange (losses)/gains, net	(2,043)	(5,190)	3,272	470
Other income, net	5,653	14,847	2,808	403
Loss before income tax expense	(74,963)	(13,319)	(400,744)	(57,563)
Income tax benefit/(expense)	2,025	698	(2,910)	(418)
Equity in income of affiliates	-	-	2,223	320
Net loss	(72,938)	(12,621)	(401,431)	(57,661)
Net loss attributable to noncontrolling interests	(9,511)	(565)	(35,957)	(5,165)
Net (loss)/income attributable to redeemable noncontrolling interests	(1,848)	(102)	123	18
Net loss attributable to Tuniu Corporation	(61,579)	(11,954)	(365,597)	(52,514)
Accretion on redeemable noncontrolling interests	(3,082)	(1,518)	(1,540)	(221)
Net loss attributable to ordinary shareholders	(64,661)	(13,472)	(367,137)	(52,735)

Net loss	(72,938)	(12,621)	(401,431)	(57,661)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	1	12,276	(4,939)	(709)
Comprehensive loss	(72,937)	(345)	(406,370)	(58,370)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.17)	(0.04)	(0.99)	(0.14)
Net loss per ADS - basic and diluted*	(0.51)	(0.12)	(2.97)	(0.42)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,486,502	369,559,765	369,797,249	369,797,249

Share-based compensation expenses included are as follows:
Cost of revenues	392	52	258	37
Research and product development	2,173	2,065	839	121
Sales and marketing	333	119	267	38
General and administrative	8,901	13,294	5,500	790
Total	11,799	15,530	6,864	986

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$

Revenues
Packaged tours	1,830,630	1,886,822	271,025
Others	409,519	394,165	56,618
Net revenues	2,240,149	2,280,987	327,643
Cost of revenues	(1,065,022)	(1,200,012)	(172,371)
Gross profit	1,175,127	1,080,975	155,272

Operating expenses
Research and product development	(315,222)	(303,561)	(43,604)
Sales and marketing	(778,126)	(923,273)	(132,620)
General and administrative	(487,372)	(749,404)	(107,645)
Other operating income	56,599	24,419	3,508
Total operating expenses	(1,524,121)	(1,951,819)	(280,361)
Loss from operations	(348,994)	(870,844)	(125,089)
Other income/(expenses)
Interest and investment income	152,929	156,862	22,532
Interest expense	(7,918)	(34,052)	(4,891)
Foreign exchange (losses)/gains, net	(11,729)	(1,131)	(162)
Other income, net	16,494	18,509	2,658
Loss before income tax expense	(199,218)	(730,656)	(104,952)
Income tax expense	(153)	(949)	(136)
Equity in income of affiliates	-	2,223	320
Net loss	(199,371)	(729,382)	(104,768)
Net loss attributable to noncontrolling interests	(14,037)	(35,797)	(5,142)
Net income attributable to redeemable noncontrolling interests	178	980	141
Net loss attributable to Tuniu Corporation	(185,512)	(694,565)	(99,767)
Accretion on redeemable noncontrolling interests	(2,422)	(4,634)	(666)
Net loss attributable to ordinary shareholders	(187,934)	(699,199)	(100,433)

Net loss	(199,371)	(729,382)	(104,768)
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	11,693	9,705	1,394
Comprehensive loss	(187,678)	(719,677)	(103,374)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.50)	(1.89)	(0.27)
Net loss per ADS - basic and diluted*	(1.50)	(5.67)	(0.81)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	377,744,381	369,472,880	369,472,880

Share-based compensation expenses included are as follows:
Cost of revenues	1,483	4,006	575
Research and product development	9,124	12,057	1,732
Sales and marketing	1,305	3,321	477
General and administrative	56,826	42,352	6,083
Total	68,738	61,736	8,867

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results
(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2019
	GAAP	Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	Result	Compensation	intangible assets	intangible assets	Result

Cost of revenues	(234,623)	258	-	-	(234,365)

Research and product development	(79,038)	839	793	-	(77,406)
Sales and marketing	(239,898)	267	34,649	32,014	(172,968)
General and administrative	(341,487)	5,500	705	-	(335,282)
Other operating income	9,545	-	-	-	9,545
Total operating expenses	(650,878)	6,606	36,147	32,014	(576,111)

Loss from operations	(434,218)	6,864	36,147	32,014	(359,193)

Net Loss	(401,431)	6,864	36,147	32,014	(326,406)

Net loss attributable to ordinary shareholders	(367,137)	6,864	36,147	32,014	(292,112)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.99)				(0.79)
Net loss per ADS - basic and diluted	(2.97)				(2.37)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,797,249				369,797,249

	Quarter Ended September 30, 2019
	GAAP	Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	Result	Compensation	intangible assets	intangible assets	Result

Cost of revenues	(472,040)	52	-	-	(471,988)

Research and product development	(64,310)	2,065	513	-	(61,732)
Sales and marketing	(239,973)	119	34,907	-	(204,947)
General and administrative	(138,456)	13,294	705	-	(124,457)
Other operating income	5,406	-	-	-	5,406
Total operating expenses	(437,333)	15,478	36,125	-	(385,730)

Loss from operations	(56,856)	15,530	36,125	-	(5,201)

Net (loss)/income	(12,621)	15,530	36,125	-	39,034

Net (loss)/income attributable to ordinary shareholders	(13,472)	15,530	36,125	-	38,183

Net (loss)/income per ordinary share
-Basic	(0.04)				0.10
-Diluted	(0.04)				0.10
Net (loss)/income per ADS
-Basic	(0.12)				0.30
-Diluted	(0.12)				0.30

Weighted average number of ordinary shares
-Basic	369,559,765				369,559,765
-Diluted	369,559,765				379,770,193

	Quarter Ended December 31, 2018
	GAAP	Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	Result	Compensation	intangible assets	intangible assets	Result

Cost of revenues	(201,018)	392	-	-	(200,626)

Research and product development	(75,854)	2,173	589	-	(73,092)
Sales and marketing	(209,094)	333	34,163	-	(174,598)
General and administrative	(120,510)	8,901	781	-	(110,828)
Other operating income	32,130	-	-	-	32,130
Total operating expenses	(373,328)	11,407	35,533	-	(326,388)

Loss from operations	(103,111)	11,799	35,533	-	(55,779)

Net loss	(72,938)	11,799	35,533	-	(25,606)

Net loss attributable to ordinary shareholders	(64,661)	11,799	35,533	-	(17,329)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.17)				(0.05)
Net loss per ADS - basic and diluted	(0.51)				(0.15)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,486,502				370,486,502

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.

Reconciliations of GAAP and Non-GAAP Results
(All amounts in thousands, except per share information)

	Year Ended December 31, 2019
	GAAP	Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	Result	Compensation	intangible assets	intangible assets	Result

Cost of revenues	(1,200,012)	4,006	-	-	(1,196,006)

Research and product development	(303,561)	12,057	2,332	-	(289,172)
Sales and marketing	(923,273)	3,321	137,882	32,014	(750,056)
General and administrative	(749,404)	42,352	2,816	-	(704,236)
Other operating income	24,419	-	-	-	24,419
Total operating expenses	(1,951,819)	57,730	143,030	32,014	(1,719,045)

Loss from operations	(870,844)	61,736	143,030	32,014	(634,064)

Net loss	(729,382)	61,736	143,030	32,014	(492,602)

Net loss attributable to ordinary shareholders	(699,199)	61,736	143,030	32,014	(462,419)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.89)				(1.25)
Net loss per ADS - basic and diluted	(5.67)				(3.75)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,472,880				369,472,880

	Year Ended December 31, 2018
	GAAP	Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	Result	Compensation	intangible assets	intangible assets	Result

Cost of revenues	(1,065,022)	1,483	-	-	(1,063,539)

Research and product development	(315,222)	9,124	1,786	-	(304,312)
Sales and marketing	(778,126)	1,305	136,652	-	(640,169)
General and administrative	(487,372)	56,826	3,124	-	(427,422)
Other operating income	56,599	-	-	-	56,599
Total operating expenses	(1,524,121)	67,255	141,562	-	(1,315,304)

Loss from operations	(348,994)	68,738	141,562	-	(138,694)

Net (loss)/income	(199,371)	68,738	141,562	-	10,929

Net (loss)/income attributable to ordinary shareholders	(187,934)	68,738	141,562	-	22,366

Net (loss)/income per ordinary share attributable to ordinary shareholders(RMB)
-Basic	(0.50)				0.06
-Diluted	(0.50)				0.06
Net (loss)/income per ADS(RMB)
-Basic	(1.50)				0.18
-Diluted	(1.50)				0.18

Weighted average number of ordinary shares used in computing basic (loss)/income per share	377,744,381				377,744,381
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	377,744,381				386,061,224

*Basic net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.